EXHIBIT 17.1

November 29, 2010

Dear Gadi:

In view of recent developments in the company I am submitting my resignation as a director effective today. In part my resignation is due to my lack of influence on the company's direction. Though I disagree with the recent developments, I wish you the best.

Yaron Meerfeld